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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(D)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)

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                          DEKALB GENETICS CORPORATION
                           (Name of Subject Company)

                          DEKALB GENETICS CORPORATION
                      (Name of Person(s) Filing Statement)

                    CLASS B COMMON STOCK, WITHOUT PAR VALUE
                         (Title of Class of Securities)

                                  244878 20 3
                     (CUSIP Number of Class of Securities)

                           John H. Witmer, Jr., Esq.
                   Senior Vice President and General Counsel
                               3100 Sycamore Road
                             DeKalb, Illinois 60115
                                 (815) 758-3461

                 (Name, address and telephone number of person
                authorized to receive notice and communications
                  on behalf of the person(s) filing statement)

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                                   COPIES TO:

             James G. Archer                                Peter D. Lyons
             Sidley & Austin                             Shearman & Sterling
             875 Third Avenue                            599 Lexington Avenue
            New York, NY 10022                            New York, NY 10022
              (212) 906-2000                                (212) 848-4000

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     This Amendment No. 2 amends and supplements the Solicitation/Recommendation
Statement on Schedule 14D-9 filed with the Securities and Exchange Commission on February 7, 1996 (as amended, the "Schedule 14D-9") by DEKALB Genetics Corporation, a Delaware corporation (the "Company"), relating to the tender offer by Monsanto Company, a Delaware corporation ("Monsanto"), to purchase up to 1,800,000 shares of the Class B Common Stock, without par value, of the Company ("Class B Stock"), at a price per share of $71.00, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase of Monsanto dated February 7, 1996 and in the related Letter of Transmittal (which collectively constitute the "Offer"), which are attached as Exhibits (a)(1) and (a)(2), respectively, to the Tender Offer Statement on
Schedule 14D-1 filed by Monsanto. The Offer expired at 12:00 midnight, New York City time, on March 6, 1996. Unless otherwise defined herein, all capitalized terms used herein shall have the meanings set forth in the Schedule 14D-9.

ITEM 2. TENDER OFFER OF THE BIDDER

     On March 7, 1996, Monsanto consummated the Offer by accepting for payment 1,723,738 shares of Class B Stock, subject in the case of 72,713 shares of Class B Stock tendered pursuant to notices of guaranteed delivery to the physical receipt of certificates therefor. Such shares accepted for payment constituted all of the shares of Class B Stock that were validly tendered and not properly withdrawn before the expiration of the Offer.

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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          By: THOMAS R. RAUMAN
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                                             Name: Thomas R. Rauman
                                             Title:  Chief Financial Officer

Dated: March 7, 1996

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